UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 23, 2025 (January 28, 2025)

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 4.01. Changes in Issuer’s Certifying Accountant.

Newly Engaged Independent Registered Public Accounting Firm

On January 28, 2025, the Med-X Inc. Audit Committee and Board of Directors approved the appointment of Cherry Bekaert LLP(“CB”) as the Company’s independent registered public accounting firm to perform an independent review and audit under the Public Company Accounting Oversight Board (United States) (“PCAOB”) auditing standards for the fiscal years ending December 31, 2024 and 2023. During the fiscal years ended December 31, 2024 and December 31, 2023 and through January 28, 2025, date of engagement, neither the Company, nor anyone on its behalf, consulted CB regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by CB that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Dismissal of Independent Registered Public Accounting Firm

On September 18, 2025, the Med-X Inc. Audit Committee and Board of Directors dismissed SetApart Accountancy Corp (“SetApart FS”) as the Company’s independent registered public accounting firm. The decision to change primary accountants was predicated on a desire to return to reporting in accordance with PCAOB auditing standards as opposed to reports prepared under auditing standards generally accepted in the United States of America (GAAS) and was approved by the Company’s Board of Directors effective September 18, 2025. SetApart FS’s dismissal was not the result of any disagreement between the Company and SetApart FS on matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

The audit report of SetApart FS regarding the Company’s financial statements for fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2024 and December 31, 2023, and during the period from May 10, 2024 through the date of SetApart FS’s dismissal, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with PM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of SetApart FS would have caused SetApart FS to make reference thereto in its reports on the consolidated financial statements for such years. During the fiscal years ended December 31, 2024 and December 31, 2023, and through September 18, 2025, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided SetApart FS with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K, and requested that SetApart FS furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not PM agrees with the statements related to them made by the Company in this report. A copy of SetApart FS ‘s letter to the SEC dated September 18, 2025 is attached as Exhibit 6.18 to this report.

Item 9. Other Events

On September 12, 2025, CB concluded an independent audit of the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 under PCAOB auditing standards. The Company has appended its Audited Financial Statements for the fiscal years ended December 31, 2024 and 2023, including the auditor’s report thereon, as Exhibit 6.19.

Item 9. Exhibits to this Report

6.18	Letter from SetApart Accountancy Corp. to Securities and Exchange Commission
6.19	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023 including auditors report thereon

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC. (Exact name of issuer as specified in its charter)

Date: September 23, 2025

/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

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